SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

**INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2(a)**

Under the Securities Exchange Act of 1934

Paragon Offshore, plc.
(Name of Issuer)

Common Stock, $1.00 par value
(Title of Class of Securities)

G6S01W108
(CUSIP Number)

(1)   Marcel de Groot
Graaf van Egmontstraat 35A,
2000 ANTWERPEN, BELGIUM
(32)495562044

(2)   Michael Richard Hammersley
706 N. Eugene Street, A4,
Greensboro, North Carolina 27401
(336) 209-3559
michael@brightleafadv.com

March 20, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6S01W108

1	NAME OF REPORTING PERSON MARCEL DE GROOT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) (b) X Joint Filing
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) X There are no material proceedings to which any Reporting Person or any of his or its associates is a party adverse to the Issuer or any of its subsidiaries or has a material interest adverse to the Issuer or any of its subsidiaries not otherwise disclosed herein these exhibits provided, however, that both Marcel de Groot and Michael R. Hammersley are currently seeking an Equity Committee in regard to the proceedings filed by Paragon Offshore, plc., and their related subsidiaries under Chapter 11 of the United States Bankruptcy Code. As of this filing, no such Equity Committee has been appointed. Further, Marcel de Groot as well as Michael Richard Hammersley also have filed a claim against Paragon Offshore, plc., and each of its subsidiaries in the amount of one-billion and one-hundred million dollars ($1,100,000,000.00). This claim has also been filed against each member of the Management of Paragon Offshore, plc., as well as each member of the current Board of Directors of Paragon Offshore, plc., as well as PriceWaterhouseCoopers, LLP as auditor for Paragon Offshore, plc.
6	CITIZENSHIP OR PLACE OF ORGANIZATION Citizen of the European Union

NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 4,336,483

OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 0	
	9	SOLE DISPOSITIVE POWER 4,336,483	
	10	SHARED DISPOSITIVE POWER 0	

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,336,483
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.92%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. G6S01W108

1	NAME OF REPORTING PERSON Michael R. Hammersley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)　　(b) X Joint Filing
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) X There are no material proceedings to which any Reporting Person or any of his or its associates is a party adverse to the Issuer or any of its subsidiaries or has a material interest adverse to the Issuer or any of its subsidiaries not otherwise disclosed herein these exhibits provided, however, that both Marcel de Groot and Michael R. Hammersley are currently seeking an Equity Committee in regard to the proceedings filed by Paragon Offshore, plc., and their related subsidiaries under Chapter 11 of the United States Bankruptcy Code. As of this filing, no such Equity Committee has been appointed. Further, Marcel de Groot as well as Michael Richard Hammersley also have filed a claim against

	Paragon Offshore, plc., and each of its subsidiaries in the amount of one-billion and one-hundred million dollars ($1,100,000,000.00). This claim has also been filed against each member of the Management of Paragon Offshore, plc., as well as each member of the current Board of Directors of Paragon Offshore, plc., as well as PriceWaterhouseCoopers, LLP as auditor for Paragon Offshore, plc.		
6	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 132,000	
	8	SHARED VOTING POWER 0	
	9	SOLE DISPOSITIVE POWER 132,000	
	10	SHARED DISPOSITIVE POWER 0	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 132,000		
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.15%		
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN		

Item 1. Security and Issuer

The name of the issuer is Paragon Offshore plc, a public limited company incorporated under the laws of England and Wales (the Issuer). The address of the principal executive offices of the Issuer is:

3151 Briarpark Drive, Suite 700, Houston, Texas 77042, United States of America.

AND

20-22 Bedford Row, London WC1R 4JS, United Kingdom This Schedule 13D relates to the Issuer's Common Stock, $1.00 par value

(the "Shares").

Item 2. Identity and Background

 (a-c, f) This Schedule 13D is being filed jointly by Marcel de Groot and Michael R. Hammersley ("Reporting Persons").

The principal business address of each of the Reporting Persons is:
(1) Marcel de Groot
   Graaf van Egmontstraat 35A,
   2000 ANTWERPEN, BELGIUM

(2) Michael Richard Hammersley
   706 N. Eugene Street, A4,
   Greensboro, North Carolina 27401

 The principal business of the Reporting Persons is making investments for their own accounts as well as serving as the manager of these accounts.

 (d) The Reporting Persons, have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration
 The funds for the purchase of the Shares came from the personal funds of the Reporting Persons. No borrowed funds were used to purchase the Shares.

Item 4.   Purpose of Transaction
The Reporting Persons acquired the Shares for investment purposes. The Reporting Persons intend to evaluate the business prospects of the Issuer, as well as its present and future intentions. In connection with such evaluation, the Reporting Persons may from time to time consult with management and other shareholders of the Issuer. The Reporting Persons reserve the right to take such other actions as they may deem appropriate.

Except as set forth above, the Reporting Persons have no present plans or proposals that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer
(a-e) As of the date hereof, Marcel de Groot and Michael R. Hammersley may be deemed to be the beneficial owners of 4,468,483 Shares (5.07%) of the Issuer based upon the 88,641,896 Shares outstanding as of March 10, 2017, according to the Issuer's most recent 10K filed with the Securities and Exchange Commission.

Marcel de Groot and Michael R. Hammersley have the sole power to vote or direct the vote of 4,468,483 Shares to which this filing relates.

Marcel de Groot and Michael R. Hammersley have the sole power to dispose or direct the disposition of of 4,468,483 Shares to which this filing relates.

The trading dates, number of Shares purchased and the price per share for all transactions in the Shares during the past 60 days by the Reporting Persons are set forth in Exhibit B and were effected in private sales.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
 The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

Item 7.   Material to be Filed as Exhibits
 Exhibit A: A description of the transactions in the Shares that were effected by the Reporting Persons during the 60 days prior to March 20, 2017 is filed herewith as Exhibit A.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 20, 2017

MARCEL DE GROOT   MICHAEL RICHARD HAMMERSLEY

By: /s/ Marcel de Groot   By: /s/ Michael Richard Hammersley

Exhibit A

Transactions in the Shares for the Last Sixty (60) Days
The Reporting Persons

Marcel de Groot

Trade Date	Number of Shares	Price per Share	Purchase/Sale
02/02/2017	392,499	$0.08	Purchase

Michael R. Hammersley

Trade Date	Number of Shares	Price per Share	Purchase/Sale
1/18/2017	6,000	$ 0.27	Purchase
1/19/2017	6,000	$ 0.09	Purchase
1/23/2017	2,000	$ 0.08	Purchase
1/30/2017	12,000	$ 0.09	Purchase
2/3/2017	10,000	$ 0.07	Purchase
2/14/2017	10,000	$ 0.08	Purchase
2/17/2017	2,000	$ 0.07	Purchase
3/07/2017	20,000	$ 0.07	Purchase